140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Loan Lauren P. Nguyen, Special Counsel

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:                             Fantex, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 14, 2014
File No. 333-196437

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2014 and amended on August 25, 2014, September 24, 2014 and October 14, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes ten copies of Amendment No. 4, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received on October 22, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

October 23, 2014

Results of Operations

Six months ended June 30, 2013 and 2014 (unaudited), page 99

1.                          We note your response to our prior comment 2 but do not believe it was fully responsive to our prior comment since it does not adequately explain the nature and amounts of the changes in amounts or timing of cash flows that impacted your valuation of the brand and the related income recognized in your financial statements.  As requested in our prior comment, please tell us and revise the discussion on page 97 of MD&A to explain in further detail how you determined the $170,000 of income recognized during the six months ended June 30, 2014 that represented an increase in the fair value of the brand contract from April 28, 2014 through June 30, 2014 and which was driven by the timing of the cash flows and the increased certainty of expected future cash flows being realized. As part of your response and your revised disclosure, please indicate the specific future cash flows (including the nature and amount) whose timing is expected to be accelerated or changed as well as the specific cash flows (including the nature and amount) whose expected realization has increased or decreased during this period along with the factors that resulted in their increased expected realization. Your revised disclosures should discuss both the increases and decreases in value which impacted the level of income recognized during the period as you have described in your response to our prior comment 2.

Response:                                         In response to the Staff’s comment, the Company has revised the discussion on pages 99 and 100 to explain in further detail as to how the $170,000 of income was determined for the period of April 28, 2014 to June 30, 2014.

Included Contracts Under the Brand Contract with Vernon Davis, page 168

2.                          We note on your website that Vernon Davis has recently entered into an endorsement agreement with Levi’s. Please revise the first table on page 168 and the table on page 170 accordingly or tell us why you have not updated this disclosure.

Response:                                         In response to the Staff’s comment, the Company has revised the tables on pages 168 and 170.

Note 2. Summary of Significant Accounting Policies, page F-9

Income/(Loss) per share, page F-13

3.             We note the changes made to page F-13 in response to our prior comment 5. Please tell us and revise the disclosure on page F-13 to explain in further detail how the amounts of management fees that were allocated to the Vernon Davis tracking stock were calculated or determined.

Response:                                         In response to the Staff’s comment, the Company has revised the footnote on page F-14 to explain in further detail how the amount of the management fee was calculated and allocated.

October 23, 2014

Note 5. Investment in Brand Contract at Fair Value (Unaudited), page F-17

4.                          We note your response to our prior comment 6. Please revise Note 5 to clearly disclose that the “realized gain” is the product of applying the discount rate associated with the cash receipt to the total amount of cash received and that the difference between the realized gain and the total cash received is treated as a return of capital as you have noted in your response. Also, revise to disclose the discount rate that was used to calculate the “realized gain” recognized during the period.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages F-18 and F-19.

* * * * * *

October 23, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 4 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:                                Fantex, Inc.

Deloitte & Touche, LLP

Fantex Brokerage Services, LLC

Stifel, Nicolaus & Company, Incorporated

Cooley LLP